Exhibit 8.1

LIST OF SUBSIDIARIES OF GENESIS LEASE LIMITED

Name of subsidiary	Jurisdiction of incorporation
Genesis Funding Limited	Bermuda
Genesis Acquisition Limited	Bermuda
Genesis China Leasing 1 Limited	Bermuda
Genesis China Leasing 2 Limited	Bermuda
Genesis Ireland Aircraft Trading 1 Limited	Ireland